                                              SECURITIES AND EXCHANGE COMMISSION
                                                   Washington, D.C. 20549

                                                          FORM 11-K

                       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

 [ X ]   Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended December 31, 2002.

                                            OR

 [   ]   Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the transition period from_____________to_________________________

          Commission File Number 0-16163

          A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Acxiom Corporation
                           Retirement Savings Plan

          B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Acxiom Corporation
                           1 Information Way
                           Little Rock, AR 72202

                                                    ACXIOM CORPORATION
                                                  RETIREMENT SAVINGS PLAN

                                      Financial Statements and Supplemental Schedules

                                                December 31, 2002 and 2001

                                        (With Independent Auditors' Report Thereon)

                                                    ACXIOM CORPORATION
                                                  RETIREMENT SAVINGS PLAN

                                                     Table of Contents

                                                                                                                   Page

Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Benefits
     December 31, 2002 and 2001                                                                                       2

Statement of Changes in Net Assets Available for Benefits
     Year ended December 31, 2002                                                                                     3

Notes to Financial Statements                                                                                         4

Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     December 31, 2002                                                                                               10

Schedule H, Line 4j - Schedule of Reportable Transactions
     Year ended December 31, 2002                                                                                    11

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the
Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                                               Independent Auditors' Report

The Plan Administrator
Acxiom Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Acxiom Corporation Retirement Savings
Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Acxiom Corporation Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                         KPMG LLP

Dallas, Texas
May 16, 2003

                                                      ACXIOM CORPORATION
                                                    RETIREMENT SAVINGS PLAN
                                        Statements of Net Assets Available for Benefits
                                                  December 31, 2002 and 2001
                                                                                             2002                  2001
                                                                                      -------------------- ---------------------
Assets:
   Investments, at fair value:
            Acxiom Corporation common stock (note 10)                               $       58,768,334            68,661,909
            Other common stock                                                                  94,518               133,802
            Mutual funds                                                                    82,029,999            90,627,544
            Common collective trust fund                                                    15,185,250            14,513,103
            Participant notes receivable                                                     4,098,114             4,294,669
                                                                                      -------------------- ---------------------
                                               Total investments                           160,176,215           178,231,027
   Cash                                                                                         39,002                 2,339
   Escrow receivable (note 7)                                                                        -               102,060
                                                                                      -------------------- ---------------------
                                               Net assets available for benefits    $      160,215,217           178,335,426
                                                                                      ==================== =====================
See accompanying notes to financial statements.

                                                                2

                                                ACXIOM CORPORATION
                                              RETIREMENT SAVINGS PLAN
                             Statement of Changes in Net Assets Available for Benefits
                                           Year ended December 31, 2002
Additions to net assets attributed to:
      Investment income:
            Dividends                                                                          $       2,293,652
            Interest                                                                                     360,258
                                                                                                  ------------------
                                                                                                       2,653,910
                                                                                                  ------------------
      Contributions:
            Participants                                                                              13,487,894
            Employer, net of $462,197 of forfeitures                                                   4,469,668
            Plan merger                                                                                  517,245
                                                                                                  ------------------
                                                                                                      18,474,807
                                                                                                  ------------------
                                           Total additions                                            21,128,717
                                                                                                  ------------------
Deductions from net assets attributed to:
      Net depreciation in fair value of investments (note 3)                                          22,939,923
      Corrective distributions                                                                            11,241
      Plan expenses                                                                                       37,398
      Distribution of benefits                                                                        16,260,364
                                                                                                  ------------------
                                           Total deductions                                           39,248,926
                                                                                                  ------------------
                                           Net decrease in net assets available for benefits         (18,120,209)

Net assets available for benefits, beginning of year                                                 178,335,426
                                                                                                  ------------------
Net assets available for benefits, end of year                                                 $     160,215,217
                                                                                                  ==================
See accompanying notes to financial statements.

                                                                          3

                                                    ACXIOM CORPORATION
                                                  RETIREMENT SAVINGS PLAN

                                               Notes to Financial Statements

                                                December 31, 2002 and 2001

(1)    Plan Description

       The following description of the Acxiom Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement (the Agreement) for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan covering substantially all employees of Acxiom Corporation and its domestic subsidiaries (Acxiom, the Company, or the Employer). The Plan is subject to the provisions of the
              Employee Retirement Income Security Act of 1974 (ERISA), as amended.

       (b)    Contributions

              The Plan includes a 401(k) provision whereby each non-highly compensated participant may defer up to 30% of annual compensation (22% prior to May 1, 2001), not to exceed limits determined under Section 415(c) of the
              Internal Revenue Code (IRC). Deferrals for highly compensated participants are limited to meet nondiscrimination requirements of the IRC and are currently limited to 6% of annual compensation.

              The Plan requires the Company to make a matching contribution equal to 50% of the amount of each participant's deferred compensation up to 6% of total compensation as defined (maximum matching contribution is 3% of total compensation). The Plan also allows the Company to make a discretionary contribution as determined by the board of directors of Acxiom.

              Participant contributions to the Plan are invested as directed by participants into various investment options. The Company's matching contributions are made with Acxiom common stock, and are recorded based on the fair value of the common stock at the date contributed. During the years ended December 31, 2002 and
              2001, the Company contributed 285,097 and 338,789 shares, respectively, of Acxiom common stock.

              Certain fees for attorneys, accountants, and plan administration have been paid by the Company during the year ended December 31, 2002. The Company may continue to pay these fees in the future, if it so chooses;
              otherwise, fees will be paid out of the trust of the Plan. For the year ended December 31, 2002, $20,532 in fees was paid out of the Plan's forfeiture account in addition to fees paid by the Company.

       (c)    Participant Accounts

              Each participant's account is credited with the participant's contribution, the Company's matching contribution, and discretionary contributions, if any, and is adjusted for investment income/losses.
              Allocations of income/losses are made according to formulas specified in the Agreement based on participant compensation or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                                                   4                                           (Continued)

       (d)    Participant Notes Receivable

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of
              $50,000 or 50% of their vested account balance. Loans are repayable through payroll deductions ranging up to five years unless the loan is for the purchase of a primary residence, in which case the loan can be repaid over ten years. The loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the date of the loan plus 2% (6.25% and 6.75% at December 31, 2002 and 2001, respectively). The interest rates on outstanding participant loans at December 31, 2002 range from 6.25% to
              11.5%.

       (e)    Vesting

              Participants are immediately vested in their voluntary contributions and the earnings thereon. Participants are vested in the remainder of their accounts based on years of service, whereby partial vesting occurs in
              20% increments beginning after two years of service until participants become fully vested after six years of service. If applicable, nonvested portions of company contributions are forfeited as of an employee's termination date and are used to reduce future company matching contributions or to pay Plan expenses.

              At December 31, 2002 and 2001, forfeited nonvested accounts totaled $27,464 and $197,536, respectively.
              These accounts will be used to reduce future employer contributions. During 2002, $322,260 of participants'
              accounts were forfeited and employer contributions were reduced by $462,197 from forfeited nonvested accounts. During 2002, the forfeiture account balance was also reduced by $20,532 in plan fees and a loss of $9,603 on the fair market value of the investments held in the account.

       (f)    Investment Options

              Upon enrollment in the Plan, a participant may direct employee contributions in any of 18 mutual funds and one common collective trust fund currently offered by T. Rowe Price Investment Services, Inc. (T. Rowe
              Price) (see note 4). In addition, beginning in 2001, participants have the option to open a self-directed brokerage account with T. Rowe Price in order to invest in numerous other stocks, bonds, and mutual funds.
              Effective, May 1, 2001, the Plan was amended to make Acxiom common stock an investment option for employee contributions. For the years ended December 31, 2002 and 2001, employee contributions to the Acxiom common stock fund were approximately $0 and $53,000, respectively.

              The Plan's investment in the T. Rowe Price Stable Value Fund, a common trust fund, holds substantial investments in Guaranteed Investment Contracts, Bank Investment Contracts, and Synthetic Investment
              Contracts. The value of the fund reflects the value of the underlying contracts, which consist of changes in principal value, reinvested dividends and capital gains distributions, and approximate fair market value. The stated interest rates of the contracts vary and the average yield for the year ended
              December 31, 2002 was 5.16% after expenses.

                                                                    5                                            (Continued)

       (g)    Withdrawals and Payment of Benefits

              Benefits paid upon retirement, death, or disability are made in the form of a lump-sum payment of cash or common stock of the Company. If a participant receives benefits prior to retirement, death, or disability, the benefits paid from the participant's employer contribution account shall not exceed the participant's vested balance therein.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Accounting

              The financial statements of the Plan are prepared under the accrual method of accounting.

       (b)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the
              United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

       (c)    Investment Valuation and Income Recognition

              The Plan's investments are stated at fair value, based upon quoted market prices, except for participant notes receivable, which are stated at unpaid principal balance, which approximates fair value. Purchases and sales of securities and related income are recorded on a trade-date basis.

              The Plan provides for investment in investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, changes can materially affect the amounts reported in the statements of net assets available for benefits.

       (d)    Payment of Benefits

              Benefits are recorded when paid.

                                                                     6                                         (Continued)

 (3)    Investments

       The fair value of the individual investments held by the Plan is as follows (investments that represent 5% or more of the Plan's net assets are separately identified):

                                                                2002                                2001
                                                    -----------------------------        -----------------------------
                                                       Number of                            Number of
                                                       shares or                            shares or
                                                         units       Fair value              units        Fair value
                                                    --------------  -------------        --------------  -------------
Acxiom common stock                                    3,821,088    $ 58,768,334*           3,930,275    $ 68,661,909*
Other common stock                                                        94,518                              133,802
Mutual funds:
**T. Rowe Price Equity Income Fund                       744,019      14,724,145              655,292      15,497,655
**T. Rowe Price Balanced Fund                            898,489      13,935,565              902,127      15,778,205
**T. Rowe Price Growth Stock Fund                        717,317      13,327,753              652,194      15,770,063
**T. Rowe Price Mid-Cap Growth Fund                      315,679       9,798,677              295,690      11,650,174
**Other funds                                                         30,243,859                           31,931,447
                                                                    -------------                        -------------
                Total mutual funds                                    82,029,999                           90,627,544
                                                                    -------------                        -------------

Common collective trust:
**T. Rowe Price Stable Value Fund                     15,185,250      15,185,250           14,513,103      14,513,103
Participant notes receivable (6.25% - 11.5%)                           4,098,114                            4,294,669
                                                                    -------------                        -------------
                Total investments                                   $160,176,215                         $178,231,027
                                                                    =============                        =============

* The employer matching portion of this investment is nonparticipant directed for 2001 and the first half of 2002. See note 10.

** All T. Rowe Price Funds are a party in interest. Other Funds consist of various investments including T. Rowe Price Funds in the amount of $30,104,221 for 2002 and $31,638,192 for 2001.

During 2002, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

                        Acxiom common stock *                   $   (7,871,173)
                        Other common stock                             (65,474)
                        Mutual funds                               (15,003,276)
                                                                 --------------
                                                                $  (22,939,923)
                                                                 ==============

                                                                    7                                              (Continued)

(4)    Plan Administration

       The Plan is administered by the Company. During 2002 and 2001, participant records and assets have been maintained by T. Rowe Price Trust Company as recordkeeper and trustee (see note 6).

(5)    Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated March 27, 1996 that the
       Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter, and the Company has requested an updated determination letter. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(6)    Parties in Interest

       All investment transactions were executed with T. Rowe Price Trust Company, the Plan's trustee and recordkeeper.
       Accordingly, all investment transactions during the respective years were with a party in interest.

(7)    Escrow Receivable

       The purchase price of Computer Graphics of Arizona, Inc. (CGA), which was acquired by the Company in 1999, has been finalized. The contingent portion of the purchase price was being held in escrow. As of December 31, 2001,
       5,842 shares of Acxiom common stock related to the Plan were in the escrow account. Upon satisfaction of purchase contingencies, these shares were released from escrow. These shares resulted in escrow receivable with a fair market value of $0 and $102,060 at December 31, 2002 and 2001, respectively.

(8)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of contributions, termination, or partial termination of the Plan, participants will become 100%
       vested in their accounts, in which event the value of such accounts shall be distributed as provided in the Plan.

(9)    Reconciliation to Form 5500

       As discussed in note 7, at December 31, 2002 and 2001, there was an escrow receivable in the amount of $0 and
       $102,060, respectively, related to the 1999 acquisition of CGA. At December 31, 2001, this amount is reflected in the statement of net assets available for benefits but is not reflected in the 2001 Form 5500.

       Participant-directed brokerage accounts are reported in the aggregate on Form 5500 but are classified according to investment type in the statement of net assets available for benefits. As of December 31, 2002 and 2001, participant-directed brokerage accounts included $255,163 and $293,255 of mutual fund investments and $94,518 and
       $133,802 of common stock investments, respectively.

                                                                     8                                         (Continued)

(10)   Plan Amendments

       Effective on and after June 1, 2002, plan participants may instruct the trustee to sell all or a portion of the
       Acxiom stock in their matching contribution account and to reinvest the proceeds in one or more of the other investment options available under the Plan. The matching contribution will continue to be made in Acxiom stock.

       Effective as of the first day of the plan year beginning after December 31, 2001, the Plan was amended to comply with certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

                                                                     9

                                                  ACXIOM CORPORATION
                                                RETIREMENT SAVINGS PLAN
                             Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                  December 31, 2002

  Identity of issuer, borrower,
    lessor, or similar party        Description                     Shares        Cost      Current value
-------------------------------  ------------------               ----------  ------------  -------------
* Acxiom Corporation             Common stock                      3,821,088  $ 65,912,120  $  58,768,334
                                                                                            -------------
  Applied Micro                  Other common stock                                   **              754
  Atmel Corp                     Other common stock                                   **            1,110
  Cisco Systems Inc              Other common stock                                   **            3,927
  Citrix Systems Inc             Other common stock                                   **            2,476
  Coeur D Alene Mines            Other common stock                                   **               55
  Concurrent Computer            Other common stock                                   **            8,526
  Emc Corp (Mass) Com            Other common stock                                   **            1,228
  Engage Inc Com                 Other common stock                                   **              390
  Ericsson L M Tel Cd            Other common stock                                   **              404
  Extreme Networks Inc           Other common stock                                   **              981
  Fair Isaac and Co              Other common stock                                   **            8,839
  Flextronics Intl Ltd           Other common stock                                   **            1,638
  General Electric Co            Other common stock                                   **            1,631
  Global Crossing Ltd            Other common stock                                   **                7
  Honeywell Intl Inc             Other common stock                                   **            1,752
  J P Morgan Chase               Other common stock                                   **            1,296
  Metromedia Fiber               Other common stock                                   **                3
  Mim Corp Com                   Other common stock                                   **              580
  Nasdaq 100 shares              Other common stock                                   **           37,774
  Newmont Mining                 Other common stock                                   **             (233)
  Nokia Corp                     Other common stock                                   **            1,550
  PNC Sierra Inc Com             Other common stock                                   **            2,220
  Qlogic Corp                    Other common stock                                   **            6,900
  Riverstone Networks            Other common stock                                   **            1,060
  SBC Communications             Other common stock                                   **            1,437
  Schering-Plough Corp           Other common stock                                   **            4,440
  Sun Microsystems               Other common stock                                   **              620
  Syscandre Networks             Other common stock                                   **            1,445
  Tycd Intl Ltd New              Other common stock                                   **            1,708
                                                                                            -------------
                                       Total other common stock                                    94,518
                                                                                            -------------
* T. Rowe Price                  Mutual funds:
                                   Franklin Small-Mid Cap Growth         925          **           93,419
                                   American Growth Fund of America    19,598          **          661,487
                                   Strong Common Stock Fund            5,552          **          483,293
                                   BGI Lifepath Income                26,761          **          117,684
                                   BGI Lifepath 2010                   3,454          **           99,084
                                   BGI Lifepath 2020                   3,511          **          100,567
                                   BGI Lifepath 2030                   3,443          **          137,777
                                   BGI Lifepath 2040                   2,198          **           37,089
                                   International Stock Fund          355,947          **        3,356,077
                                   Growth Stock Fund                 652,194          **       13,327,753
                                   New Horizons Fund                 250,317          **        4,316,078
                                   Small-Cap Value Fund              315,836          **        7,714,202
                                   Equity Index 500 Fund              95,464          **        2,736,753
                                   Mid-Cap Growth Fund               295,690          **        9,798,677
                                   Balanced Fund                     902,127          **       13,935,565
                                   Equity Income Fund                655,292          **       14,724,145
                                   Spectrum Income Fund              597,062          **        6,163,239
                                   Spectrum Growth Fund              324,902          **        3,971,947
                                   Open-end mutual funds                              **           17,234
                                   Open-end mutual funds                              **           97,582
                                   Open-end mutual funds                              **              709
  Meridian Growth                  Open-end mutual funds                              **           61,243
  Dodge & Cox Stock                Open-end mutual funds                              **           45,367
  U.S. Treasury Money              Open-end mutual funds                              **           33,028
                                                                                            --------------
                                         Total mutual funds                                    82,029,999

* T. Rowe Price                   Common collective trust fund    15,185,250          **       15,185,250

* Participant notes receivable, loans to participants,
  interest rates range from 6.25% - 11.5%                                             **        4,098,114
                                                                                            -------------
                                         Total investments                                  $ 160,176,215
                                                                                            =============
* Indicates a party in interest.

** Not applicable - cost is excluded as investments are participant directed.

See accompanying independent auditors' report.
                                                                    10

                                                 ACXIOM CORPORATION
                                              RETIREMENT SAVINGS PLAN
                               Schedule H, Line 4j - Schedule of Reportable Transactions
                                            Year ended December 31, 2002

                                                                          (h)
      (a)            (b)           (c)          (d)          (g)        Current
  Identity of    Description     Purchase     Selling      Cost of     value of      (i)
party involved    of assets       price        price        asset        asset     Net gain
--------------  -------------  -----------  -----------  -----------  -----------  ---------
Acxiom          Company stock  $ 4,917,726           -    4,917,726    4,917,726           -
Acxiom          Company stock            -  (7,000,707)  (2,901,587)  (7,000,707)  4,099,120

See accompanying independent auditors' report.

                                                                    11

                                                        SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Acxiom Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                               Acxiom Corporation
                                                               As Sponsor and Administrator of the
                                                               Acxiom Corporation Retirement Savings Plan

Date:  June 25, 2003                                           By:        /s/ Jefferson D. Stalnaker
                                                                        ------------------------------------------------
                                                                        Jefferson D. Stalnaker
                                                                        Company Financial Operations Leader

                                                       EXHIBIT INDEX

Exhibit 23.1      Consent of KPMG LLP